Item 77I 	Deutsche Emerging Markets Equity
Fund, Deutsche Global Equity Fund,
Deutsche Latin America Equity Fund,
and Deutsche World Dividend Fund
(each a series of Deutsche
International Fund, Inc.)

The Class B shares of each of Deutsche Emerging
Markets Equity Fund, Deutsche Global Equity Fund,
Deutsche Latin America Equity Fund, and Deutsche
World Dividend Fund were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Directors. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.